EXHIBIT 12

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Exhibit 12 - Ratio of Earning to Fixed Charges

(Dollars in millions)	Years ended December 31
	2014	2013	2012	2011	2010
Interest expense and amortization of debt expense and premium	$27.4	$27.7	$14.0	$8.7	$27.8
Capitalized interest	0.7	0.4	0.8	1.9	1.0
Interest in rent expense	6.2	6.9	6.8	6.0	5.9
Total fixed charges	$34.3	$35.0	$21.6	$16.6	$34.7
Income before Income Taxes	$624.9	$597.8	$542.5	$494.6	$418.2
Plus:
Fixed Charges	34.3	35.0	21.6	16.6	34.7
Amortization of capitalized interest	0.9	0.9	0.9	0.8	0.7
Distributed income from equity investment	12.5	7.7	10.3	10.5	8.7
Less:
Capitalized interest	(0.7)	(0.4)	(0.8)	(1.9)	(1.0)
Equity in earnings from affiliates	(11.6)	(2.8)	(8.9)	(10.0)	(5.0)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	0.0	0.0	0.0	0.0	0.0
Earnings as adjusted	$660.3	$638.2	$565.6	$510.6	$456.3
Ratio of earnings to fixed charges	19.3	18.2	26.2	30.8	13.1